SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Viskase Companies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29403700

(CUSIP Number)

Steven L. Gevirtz
Katana Capital Advisors LLC
Katana Fund LLC

1859 San Leandro Lane
Santa Barbara, CA 93108

805-565-2232

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 3, 2000

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

SCHEDULE 13D/A

CUSIP NO. 29403700

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Katana Fund LLC
I.D. # 77-0493842

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X] (b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS

WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER-0

8 SHARED VOTING POWER-2,404,052

9 SOLE DISPOSITIVE POWER-0

10 SHARED DISPOSITIVE POWER-2,404,052

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,404,052

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.9%

14 TYPE OF REPORTING PERSON

OO

SCHEDULE 13D/A CUSIP NO. 29403700

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Katana Capital Advisors, LLC I.D. # 77-0538075

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]
(b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS

WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER-0

8 SHARED VOTING POWER-2,404,052

9 SOLE DISPOSITIVE POWER-0

10 SHARED DISPOSITIVE POWER-2,404,052

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,404,052

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.9%

14 TYPE OF REPORTING PERSON

IA

This Statement, which is being filed by Katana Fund, LLC and its manager, Katana Capital Advisors, LLC, constitutes Amendment Number Three to the Schedule 13D originally filed with the Securities and Exchange Commission on March 17, 2000 (the "Schedule 13D"). The Schedule 13D relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Viskase Companies, Inc., a Delaware Corporation (the "Company").

Item 5.Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following:

As of October 3, 2000, the date of the event which requires the filing of this Amendment to Schedule 13, Katana Fund, LLC and Katana Capital Advisors, LLC beneficially owned 2,300,052 shares, representing 15.2% of the total outstanding shares of the class of securities identified pursuant to Item 1.

On October 6, 2000, Katana Fund, LLC purchased an additional 39,000 shares. Thus, as of October 6, 2000, Katana Fund, LLC and Katana Capital Advisors, LLC, beneficially owned 2,339,052 shares representing 15.5% of the total outstanding shares of the class of securities identified pursuant to Item 1.

On October 10, 2000, Katana Fund, LLC purchased an additional 65,000 shares. Thus, as of October 10, 2000, Katana Fund, LLC and Katana Capital Advisors, LLC, beneficially owned 2,404,052 shares representing 15.9% of the total outstanding shares of the class of securities identified pursuant to Item 1.

The stated percentages are based on 15,089,790 shares of the Common Stock of the Company outstanding as of May 15, 2000, as reported in the Company's report on Form 10-K, filed September 25, 2000.

The following reportable transactions occurred during the time period between this filing and the filing of the most recent 13D/A. All purchases were made by the Fund:

Trade Blotter

DATE            BUYER/SELLER   NUMBER OF SHARES  PRICE PER      TYPE OF
                                                 SHARE          TRANSACTION

08/02/2000        Buy               2,000          2 1/16          *
08/02/2000        Buy               2,000          2 1/16          *
10/03/2000        Buy             300,000          2 1/8          **
10/06/2000        Buy              39,000          2 5/16          **
10/10/2000        Buy              50,000          2 9/16          **
10/10/2000        Buy              15,000          2 1/2           **
Note:
*= Shares previously owned by an investor who became a new member of Katana Fund, LLC.
**= Open Market Transaction

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in the statement is true, complete and correct.

Dated: October 10, 2000

KATANA FUND, LLC

By: Katana Capital Advisors, LLC, Manager

By: /s/ _______________________________________________

Steven L. Gevirtz, President

KATANA CAPITAL ADVISORS, LLC

By: /s/ ______________________________________________

Steven L. Gevirtz, President

EXHIBIT INDEX

Exhibit
Number     Description
------     -----------

 1         Joint Filing Agreement, dated October 10, 2000,
           among the Reporting Persons.
________